Mail Stop 3561

March 25, 2009

Irwin J. Kirz, President
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

> **Re:** **American Smooth Wave Ventures, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 23, 2009**
> **File No. 333-152849**

Dear Mr. Kirz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 5 to Registration Statement on Form S-1

List of Selling Shareholders, page 16

1. At the beginning of your "List of Selling Shareholders" section you state that the information is "[a]s of Dec. 31, 2008." Please revise to provide the information as of a recent date.

2. We note your response to comment one from our letter dated February 12, 2009. We again request that you identify Orion Investment, Inc. as a selling shareholder of CFO Consultants, Matches, Inc and Western Lucrative, Inc. rather than just as a shareholder. We also note your statement in the fourth paragraph on page 16, that "Orion is not involved in any other public companies or companies seeking to go public other than those noted." This statement only discloses that Orion

Investment, Inc. is not currently involved in any other public companies seeking to go public. Please disclose if Orion Investment, Inc. is currently or was previously involved in the formation or principal ownership of any other public companies or companies seeking to go public and if so, please disclose which, if any, of these companies have had limited business plans, have generated no or minimal revenues, have filed untimely reports, are delinquent in their reporting obligations, have had their registration revoked, or are or were previously classified as shell companies.

3. Also, it appears that the chart that you have added to your prospectus does not contain disclosure for several issuers that are affiliated with your principal selling shareholder. For example, NewGen Technologies, Inc. does not have an "x" marked; yet it appears that it had no or minimal revenues, was delinquent in its reporting obligations, suspended its reporting obligations in November 2007, and was previously a shell company. As another example, Russian Athena, Inc. also does not have an "x" marked; yet it apparently had no or minimal revenues, was delinquent in its reporting obligations, had its registration revoked in October 2008 and was previously a shell company. Even with regard to issuers for whom you have disclosed information, the disclosure does not always appear to be complete. For example, Apex Capital Group, Inc. appears to have been a shell company, but that is not disclosed in your chart. Please correct these and all other inaccuracies in the chart, and ensure that your disclosure is complete.

4. Please confirm the affiliation of Randall A. Baker with Corio, Inc. The filings of Corio reflect that a "Randall P. Baker" was an affiliate of that company. Please advise, or amend your disclosure accordingly.

Financial Statements, F-1

5. We note your response to comment five from our letter dated February 12, 2009. Please disclose your fiscal year end date in your registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harold Gewerter, Esq
        Via facsimile